UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2022

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On October 19, 2022, BioNTech SE (the “Company”) and Pfizer Inc. today announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has recommended marketing authorization (MA) for a 3-µg dose of COMIRNATY® (COVID-19 vaccine, mRNA), which is based on the wild-type spike protein of SARS-CoV-2, as a three-dose series for children ages 6 months to less than 5 years (also referred to as 6 months through 4 years of age). The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: October 19, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Pfizer and BioNTech Receive Positive CHMP Opinion for COMIRNATY in Children 6 Months to less than 5 Years in the European Union